UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AEMETIS, INC.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

00770K103
(CUSIP Number)

December 12, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Laird Q. Cagan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States Citizen

	5	SOLE VOTING POWER

847,736 shares of common stock owned individually and 2,000,000 shares of common stock held by the Laird Q Cagan 2011 Grantor Retained Annuity Trust

	6	SHARED VOTING POWER
NUMBER OF
SHARES BENEFICIALLY OWNED BY		18,366,760 shares of common stock held by Cagan Capital, LLC 400,000 shares of common stock held by KQC Trust dated July 15, 2002 400,000 shares of common stock held by KRC Trust dated July 15, 2002
EACH
REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:
847,736 shares of common stock owned individually and 2,000,000 shares of common stock held by the Laird Q Cagan 2011 Grantor Retained Annuity Trust

	8	SHARED DISPOSITIVE POWER

18,366,760 shares of common stock held by Cagan Capital, LLC 400,000 shares of common stock held by KQC Trust dated July 15, 2002 400,000 shares of common stock held by KRC Trust dated July 15, 2002

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,014,496 shares of common stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.9%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	(a)	Name of Issuer: AEMETIS, INC.

	(b)	Address of Issuer’s Principal Executive Offices: 20400 Stevens Creek Blvd., Suite 700, Cupertino, California 95014

Item 2.	(a)	Name of Person Filing: Laird Q. Cagan

	(b)	Address of Principal Business Office or, if none, Residence: 20400 Stevens Creek Blvd., Suite 700, Cupertino, California 95014

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 00770K103
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 22,014,496 shares of common stock

(b)	Percent of class: 12.9%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 847,736 shares of common stock owned individually and 2,000,000 shares of common stock held by the Laird Q Cagan 2011 Grantor Retained Annuity Trust

(ii)
Shared power to vote or to direct the vote
18,366,760 shares of common stock held by Cagan Capital, LLC
400,000 shares of common stock held by KQC Trust dated July 15, 2002
400,000 shares of common stock held by KRC Trust dated July 15, 2002

(iii)
Sole power to dispose or to direct the disposition of
847,736 shares of common stock owned individually and 2,000,000 shares of common stock held by the Laird Q Cagan 2011 Grantor Retained Annuity Trust

	(iv)	Shared power to dispose or to direct the disposition of
18,366,760 shares of common stock held by Cagan Capital, LLC 400,000 shares of common stock held by KQC Trust dated July 15, 2002 400,000 shares of common stock held by KRC Trust dated July 15, 2002

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.
Instruction: Dissolution of a group requires a response to this item.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A.

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A.

Item 10	Certification
(b)
The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 19, 2012

/s/ Laird Q. Cagan
Laird Q. Cagan